Filed Pursuant to Rule 253(g)(2)

File No. 024-11001

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 2 DATED MARCH 13, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 4, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (“we”, “our” or “us”), dated October 4, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 7, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – 981 Howell Mill, LLC

On March 9, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $9,460,000, (the “HM Senior Loan”). The borrower, 981 Howell Mill, LLC, a Georgia limited liability company (“HM”), used the loan proceeds to acquire two parcels of land totaling approximately 100,000 square feet generally located at 981 Howell Mill Rd, Atlanta, GA 30318 (the “HM Property”). The HM Property is currently improved with two buildings and a parking lot; HM intends to entitle the HM Property and obtain permits to construct approximately 500 apartment units.

HM is managed by the Executive Directors of Drapac Capital Partners, Alex Hay and Max Cookes (the “HM Sponsors”). Mr. Cookes and Mr. Hay oversaw the growth and acquisition of approximately 90 sites in 10 states with a development value of approximately $5 billion.

On the closing date of the HM Senior Loan, HM was capitalized with approximately $4,401,000 of equity capital from the HM Sponsors.

The HM Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, March 9, 2023 (the “HM Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the HM Senior Loan amount, paid directly by HM.

HM has the ability to extend the HM Maturity Date for one, twelve-month period. To exercise the extension option, all interest must be paid and HM will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The HM Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the HM Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 68.9%. The LTC ratio is the amount of the HM Senior Loan divided by the land purchase price and financing costs. As of its closing date, the HM Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 83.7%. The LTV ratio is the amount of the HM Senior Loan divided by the third-party appraised value of the HM Property as of October 2019. There can be no assurance that such value is correct.

The HM Property is located in the West Midtown neighborhood of Atlanta, GA within close proximity to parks, restaurants, Georgia Tech, and employment hubs. Major redevelopment is underway in the area with office and residential projects under construction.

As the HM Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.